

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2021

Yanming Liu
Chief Executive Officer
Venus Acquisition Corporation
477 Madison Avenue, 6th Floor
New York, NY 10022

   Re: Venus Acquisition Corporation
     Amendment No. 1 to Registration Statement on Form S-1
     Filed January 20, 2021
     File No. 333-251507

Dear Mr. Liu:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 31, 2020 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed January 20, 2021

General

1. We note your revised disclosure and response to comment 3. It does not appear that you have revised your risk factors section to include the applicable headings. Please revise the risk factors section consistent with Item 105(a), including applicable headings.

2. It appears from the disclosure on page 52 that the exclusive forum provision in your warrant agreement does not apply to claims brought under the Securities Act of 1933 of the Exchange Act of 1934. Please revise your warrant agreement to state this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

       You may contact William Demarest at 202-551-3432 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Pamela Howell at 202-551-3357 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Real Estate & Construction